UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Gentium S.p.A.
(Name of Issuer)

Ordinary Shares, Par Value €1.00
(Title of Class of Securities)

37250B14
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    ☐ Rule 13d-l(b)

    ☐ Rule 13d-l(c)

    ☒ Rule 13d-l(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37250B14	SCHEDULE 13G	Page 2 of 8

1	Names of Reporting Persons: FinSirton S.p.A. I.R.S. Identification Nos. of above persons (entities only). Not applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization: Italy
Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5	Sole Voting Power: 0 (See Item 4)
	6	Shared Voting Power: 3,750,000 (See Item 4)
	7	Sole Dispositive Power: 0 (See Item 4)
	8	Shared Dispositive Power: 3,750,000 (See Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,750,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11	Percent of Class Represented by Amount in Row (9): 25.1%
12	Type of Reporting Person (See Instructions): CO

CUSIP No. 37250B14	SCHEDULE 13G	Page 3 of 8

1	Names of Reporting Persons: Dr. Laura Ferro I.R.S. Identification Nos. of above persons (entities only). Not applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization: Italy
Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5	Sole Voting Power: 241,111 (See Item 4)
	6	Shared Voting Power: 3,750,000 (See Item 4)
	7	Sole Dispositive Power: 241,111 (See Item 4)
	8	Shared Dispositive Power: 3,750,000 (See Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,991,111 (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11	Percent of Class Represented by Amount in Row (9): 26.3%
12	Type of Reporting Person (See Instructions): IN

CUSIP No. 37250B14	SCHEDULE 13G	Page 4 of 8

    This Amendment No. 1, jointly filed by FinSirton S.p.A. and Dr. Laura Ferro pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), amends the Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2006 with respect to the ordinary shares, par value €1.00 (the “Ordinary Shares”), of Gentium S.p.A.

Item 1.

    (a)   Name of Issuer: Gentium S.p.A. (“Gentium”).

    (b)   Address of Issuer’s Principal Executive Offices: Piazza XX Settembre 2, 20079 Villa Guardia (Como), Italy.

Item 2.

    Item 2 of the Schedule 13G is hereby amended and restated in its entirety as follows:

    (a)   Name of Person Filing:

        (i)   FinSirton S.p.A. (“FinSirton”), an Italian joint stock company, by virtue of its direct ownership of 3,750,000 outstanding Ordinary Shares; and

        (ii)   Dr. Laura Ferro (“Dr. Ferro”), an Italian citizen, by virtue of her direct beneficial ownership of 241,111 Ordinary Shares, consisting of Ordinary Shares issuable upon exercise of options that have vested at, or will vest within 60 days of, December 31, 2007, and deemed control over FinSirton as described in item 4;

who are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2006, a copy of which is filed as Exhibit A (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this Statement, and amendments hereto, jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

    Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that either of them is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person.

    (b)   Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of the Reporting Persons is Piazza XX Settembre 2, 20079 Villa Guardia (Como), Italy.

    (c)   Citizenship: The information set forth in Item 2(a) of this Statement is hereby incorporated herein by reference.

    (d)  Title of Class of Securities: Ordinary shares.

    (e)   CUSIP Number: 37250B14.

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a) ☐  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) ☐  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) ☐  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) ☐  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

    (e) ☐  An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

    (f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

    (g) ☐  A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

CUSIP No. 37250B14	SCHEDULE 13G	Page 5 of 8

    (h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) ☐  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j) ☐ Group, in accordance with §240.13d-l(b)(l)(ii)(J).

    Not applicable.

Item 4. Ownership.

    Item 4 of the Schedule 13G is hereby amended and restated in its entirety as follows:

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)   Amount beneficially owned: As of the date of this Statement, FinSirton owns 3,750,000 Ordinary Shares. Dr. Ferro may be deemed to control FinSirton by virtue of her 40% ownership interest in FinSirton and service as its President, and accordingly, Dr. Ferro may be deemed to beneficially own the Ordinary Shares owned by FinSirton. In addition, Dr. Ferro owns options to purchase 241,111 Ordinary Shares that have vested at, or will vest within 60 days of, December 31, 2007, and beneficially owns such Ordinary Shares. Thus, Dr. Ferro may be deemed to beneficially own an aggregate of 3,991,111 Ordinary Shares. Dr. Ferro disclaims beneficial ownership of the Ordinary Shares owned by FinSirton.

    FinSirton entered into a Share Purchase Agreement (the “Sigma Tau Agreement”) dated as of April 4, 2005 with Sigma Tau Finanziaria S.p.A. (“Sigma Tau”) whereby FinSirton agreed that if the price per share in a sale by Gentium’s shareholders of all Ordinary Shares is less than $5.00 per share, FinSirton will transfer to Sigma Tau a number of FinSirton’s Ordinary Shares equal to (x) $3.2 million divided by the product determined by multiplying (1) 0.8 by (2) the per share sale price less (y) 800,000 Ordinary Shares. FinSirton believes that Sigma Tau beneficially owns an aggregate of 2,772,996 Ordinary Shares, including 73,334 Ordinary Shares issuable upon exercise of warrants currently exercisable.

    FinSirton may be deemed to have formed a group with Sigma Tau and FinSirton may be deemed to beneficially own the Ordinary Shares owned by Sigma Tau pursuant to the Sigma Tau Agreement. In such case, FinSirton and Dr. Ferro may be deemed to beneficially own 6,522,996 and 6,764,107 Ordinary Shares, respectively. Each of the Reporting Persons hereby disclaims the existence of such a group and such beneficial ownership if such a group is deemed to exist.

    FinSirton entered into a loan agreement with Intesa San Paolo S.p.A. (the “Intesa Loan Agreement”), and in connection with the Intesa Loan Agreement, on June 12, 2007, FinSirton pledged 700,000 of its Ordinary Shares to Intesa San Paolo S.p.A. (“Intesa”).

    (b)   Percent of class:

        (i)   FinSirton: 25.1%

        (ii)  Dr. Ferro: 26.3% (after giving effect to the Ordinary Shares held by FinSirton that Dr. Ferro may be deemed to beneficially own, as described above)

    If FinSirton is deemed to have formed a group with Sigma Tau, FinSirton may be deemed to beneficially own an aggregate of 43.4% of Ordinary Shares and Dr. Ferro may be deemed to beneficially own an aggregate of 44.3% of Ordinary Shares. Each of the Reporting Persons hereby disclaims such a group and such beneficial ownership of the percent of class of Ordinary Shares if such a group is deemed to exist.

    (c)   Number of shares as to which the person has:

        (i)   Sole power to vote or to direct the vote: Dr. Ferro has the sole power to vote the 241,111 Ordinary Shares issuable upon exercise of her options that have vested at, or will vest within 60 days of, December 31, 2007.

CUSIP No. 37250B14	SCHEDULE 13G	Page 6 of 8

        (ii)   Shared power to vote or to direct the vote: Dr. Ferro and FinSirton may be deemed to share the power to vote or to direct the vote of 3,750,000 Ordinary Shares owned by FinSirton. Dr. Ferro disclaims such shared power to vote or to direct the vote of Ordinary Shares owned by FinSirton.

        (iii)   Sole power to dispose or to direct the disposition of: Dr. Ferro has the sole power to dispose of the 241,111 Ordinary Shares issuable upon exercise of her options that have vested at, or will vest within 60 days of, December 31, 2007.

        (iv)   Shared power to dispose or to direct the disposition of: Dr. Ferro and FinSirton may be deemed to share the power to dispose or to direct the disposition of 3,750,000 Ordinary Shares owned by FinSirton. Dr. Ferro disclaims such shared power to dispose or to direct the disposition of Ordinary Shares owned by FinSirton.

        The Reporting Persons may be deemed to share the power with Sigma Tau to dispose or to direct the disposition of Ordinary Shares owned by FinSirton pursuant to the Sigma Tau Agreement. The Reporting Persons disclaim sharing such power with Sigma Tau.

        The Reporting Persons may be deemed to share the power with Intesa to dispose or to direct the disposition of 700,000 Ordinary Shares owned by FinSirton pursuant to the Intesa Loan Agreement. The Reporting Persons disclaim sharing such power with Intesa.

Item 5. Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: c.

    Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    Not applicable.

Item 9. Notice of Dissolution of Group

Item 9 of the Schedule 13G is hereby amended and restated in its entirety as follows:

    The Reporting Persons previously disclosed Voting Agreements with (a) Maxim Group LLC and I-Bankers Securities, Incorporated (the “Maxim/I-Bankers Agreement”) and (b) Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd. (the “Biomedical Agreement”), whereby the Reporting Persons may be deemed to have been members of a group with such entities. On April 28, 2006, the Maxim/I-Bankers Agreement terminated. On June 15, 2007, the Biomedical Agreement terminated. Thus, any such groups created by such agreements dissolved on such dates.

Item 10. Certification

    Not applicable.

CUSIP No. 37250B14	SCHEDULE 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

FINSIRTON S.P.A.

By:	/s/ Dr. Laura Ferro
Name: Dr. Laura Ferro
Title: President

/s/ Dr. Laura Ferro
Dr. Laura Ferro

CUSIP No. 37250B14	SCHEDULE 13G	Page 8 of 8

EXHIBIT A
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, €1.00 par value, of Gentium S.p.A. and that this Joint Filing Agreement be included as an exhibit to such statement. This Joint Filing Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 14, 2006.

FINSIRTON S.P.A.

By:	/s/ Dr. Laura Ferro
Name: Dr. Laura Ferro
Title: President

/s/ Dr. Laura Ferro
DR. LAURA FERRO